# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Organogenesis Holdings Inc., CIK 0001661181
CUSIP: 68621F102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 85 Dan Road, Canton, Massachusetts (MA), 02021
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001193125-18-354631
Filed by CIK 0001757286
Persons authorized to receive notices and communications: Lori Freedman, Chief Administrative and Legal Officer, Organogenesis Holdings Inc., 85 Dan Road, Canton, Massachusetts (MA), 02021, (781) 575-0775; William R. Kolb, Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000; Ryan M. Rourke Reed, Foley Hoag LLP, 155 Seaport Boulevard, Boston, Massachusetts (MA), 02210, (617) 832-1000

## Reporting persons
- Alan A. Ades (CIK 0001757286): type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO), personal funds (PF); sole voting power 11,188,363; shared voting power 11,131,474; sole dispositive power 11,188,363; shared dispositive power 11,131,474; aggregate amount beneficially owned 22,319,837 (17.8% of the class)
- Albert Erani: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,789,024; shared voting power 11,131,474; sole dispositive power 6,789,024; shared dispositive power 11,131,474; aggregate amount beneficially owned 17,920,498 (14.3% of the class)
- Glenn H. Nussdorf: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,994,161; shared voting power 918,680; sole dispositive power 10,994,161; shared dispositive power 918,680; aggregate amount beneficially owned 11,912,841 (9.5% of the class)
- Dennis Erani: type of reporting person: individual (IN), other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO), personal funds (PF); sole voting power 1,314,517; shared voting power 8,729,184; sole dispositive power 1,314,517; shared dispositive power 8,729,184; aggregate amount beneficially owned 10,043,701 (8% of the class)
- Starr Wisdom: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 20,000; shared voting power 0; sole dispositive power 20,000; shared dispositive power 0; aggregate amount beneficially owned 20,000 (0% of the class)
- Organo PFG LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,279,490; shared voting power 0; sole dispositive power 8,279,490; shared dispositive power 0; aggregate amount beneficially owned 8,279,490 (6.6% of the class)
- Organo Investors LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,851,984; shared voting power 0; sole dispositive power 2,851,984; shared dispositive power 0; aggregate amount beneficially owned 2,851,984 (2.3% of the class)
- Alan Ades 2014 GRAT: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,075,865; shared voting power 0; sole dispositive power 3,075,865; shared dispositive power 0; aggregate amount beneficially owned 3,075,865 (2.4% of the class)
- Albert Erani Family Trust dated 12/29/2012: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dennis Erani 2012 Issue Trust dated 12/20/12: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,382,031; shared voting power 0; sole dispositive power 8,382,031; shared dispositive power 0; aggregate amount beneficially owned 8,382,031 (6.7% of the class)
- GN 2016 Family Trust u/a/d August 12, 2016: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 918,680; shared voting power 0; sole dispositive power 918,680; shared dispositive power 0; aggregate amount beneficially owned 918,680 (0.7% of the class); the aggregate amount excludes certain shares
- GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,871,320; shared voting power 0; sole dispositive power 8,871,320; shared dispositive power 0; aggregate amount beneficially owned 8,871,320 (7.1% of the class)
- RED Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 6,784,024; shared voting power 0; sole dispositive power 6,784,024; shared dispositive power 0; aggregate amount beneficially owned 6,784,024 (5.4% of the class)
- Josette Ades: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,710,552; shared voting power 0; sole dispositive power 1,710,552; shared dispositive power 0; aggregate amount beneficially owned 1,710,552 (1.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Organogenesis Holdings Inc.
Address of issuer's principal executive offices: 85 Dan Road, Canton, Massachusetts (MA), 02021
Comment:
This Amendment No. 8 (this "Amendment No. 8") amends and supplements the beneficial ownership statement on Schedule 13D originally filed on December 20, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed on November 27, 2019, Amendment No. 2 to the statement on Schedule 13D filed on November 19, 2020, Amendment No. 3 to the statement on Schedule 13D filed on May 11, 2021, Amendment No. 4 to the statement on Schedule 13D filed on June 1, 2021, Amendment No. 5 to the statement on Schedule 13D filed on December 17, 2021, Amendment No. 6 to the statement on Schedule 13D filed on December 30, 2021 and Amendment No. 7 to the statement on Schedule 13D filed on November 14, 2024 (such Schedule 13D and amendments, the "Original Statement"), on behalf of Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Dennis Erani, Starr Wisdom, Organo PFG LLC, Organo Investors LLC, Dennis Erani 2012 Issue Trust dated 12/20/12, Alan Ades 2014 GRAT, Albert Erani Family Trust dated 12/29/2012, GN 2016 Family Trust u/a/d August 12, 2016, GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 and RED Holdings, LLC (collectively, the "Group"). The Original Statement, as amended by this Amendment No. 8 (the "Statement"), relates to the shares of Class A common stock, par value $0.0001 per share (the "Shares"), of Organogenesis Holdings Inc., a Delaware corporation (the "Issuer").

Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Original Statement. This Amendment No. 8 amends the Original Statement as specifically set forth herein. Except as set forth in this Amendment No. 8, all previous Items in the Original Statement remain unchanged.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Statement is hereby amended and restated as follows:

The names of the reporting persons are Alan A. Ades, Albert Erani, Glenn H. Nussdorf, Dennis Erani, Starr Wisdom, Organo PFG LLC ("Organo PFG"), Organo Investors LLC ("Organo Investors"), Dennis Erani 2012 Issue Trust dated 12/20/12 (the "D. Erani Trust"), Alan Ades as Trustee of the Alan Ades 2014 GRAT (the "A. Ades GRAT"), Albert Erani Family Trust dated 12/29/2012 (the "A. Erani Trust"), GN 2016 Family Trust u/a/d August 12, 2016 (the "GN Trust"), GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016 (the "GN GRAT"), RED Holdings, LLC ("RED Holdings") and Josette Ades. The reporting persons are collectively referred to herein as the "Reporting Persons" or the "Controlling Entities". The D. Erani Trust, the A. Ades GRAT, the A. Erani Trust, the GN Trust and the GN GRAT are collectively referred to as the "Trusts".
Residence or business address:
Item 2(b) of the Original Statement is hereby amended and restated as follows:

The business address of each of Alan Ades, Organo PFG, Organo Investors, the A. Ades GRAT, Albert Erani, the A. Erani Trust and RED Holdings, c/o Rugby Realty Co., is 300 Lighting Way, Secaucus, NJ 07094. The address of each of Dennis Erani and the D. Erani Trust is 6000 Island Boulevard, Apt. 2502, Aventura, FL 33160. The business address of Mr. Nussdorf, the GN Trust and the GN GRAT is 35 Sawgrass Drive, Bellport, NY 11713. The address of Starr Wisdom is 44 Wilson Street, Hartsdale, NY 10530. The address of Josette Ades is 134 Via Palacio, Palm Beach Gardens, FL 33418.
Present principal occupation or employment:
Item 2(c) of the Original Statement is hereby amended and restated as follows:

Each of Albert Erani and Dennis Erani is retired. The present principal occupation or employment of Alan Ades is principal of Rugby Realty Co., Inc., an entity that owns real estate partnerships and is located at 300 Lighting Way, Secaucus, NJ 07094. The present principal occupation or employment of Mr. Nussdorf is President and Chief Executive Officer of Quality King Distributors, Inc., a distributor of health and beauty care products and prescription drugs located at 35 Sawgrass Drive, Bellport, NY 11713. Each of Ms. Wisdom and Ms. Ades is not currently employed.

The principal business of each of Organo PFG, Organo Investors and RED Holdings is holding, managing, investing and distributing shares of the Issuer and the proceeds therefrom. The principal business of each of the Trusts is holding, managing, investing and distributing the trust property and the proceeds therefrom. The Trusts were formed for estate planning purposes.
Criminal convictions in the last five years:
Item 2(d) of the Original Statement is hereby amended and restated as follows:

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Original Statement is hereby amended and restated as follows:

None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Original Statement is hereby amended and restated as follows:

Each of Alan Ades, Albert Erani, Mr. Nussdorf, Dennis Erani, Ms. Wisdom and Ms. Ades is a citizen of the United States. Each of the Trusts, Organo PFG, Organo Investors and RED Holdings, LLC was formed and operates in the United States.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraph (a) of Item 5 of the Original Statement is hereby amended and restated as follows:

The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person's cover page to this Statement, are based on a total of 125,725,796 Shares, which reflects the number of Shares reported as outstanding on December 11, 2024 in the Registration Statement on Form S-3 filed by the Issuer on December 19, 2024. All of the Share numbers reported below, and on each Reporting Person's cover page to this Statement, are as of December 31, 2024. The cover page to this Statement for each Reporting Person is incorporated by reference in its entirety into this Item 5.

Alan A. Ades is the beneficial owner of a total of 22,319,837 Shares, representing approximately 17.8% of the outstanding Shares and consisting of (i) 6,401,946 Shares held by Alan Ades, (ii) 3,075,865 Shares held by the A. Ades GRAT, (iii) 8,279,490 Shares held by Organo PFG, (iv) 2,851,984 Shares held by Organo Investors and (v) 1,710,552 Shares held by Josette Ades.

Albert Erani is the beneficial owner of a total of 17,920,498 Shares, representing approximately 14.3% of the outstanding Shares and consisting of (i) 5,000 Shares held by Albert Erani, (ii) 6,784,024 Shares held by RED Holdings, (iii) 8,279,490 Shares held by Organo PFG and (iv) 2,851,984 Shares held by Organo Investors.

Dennis Erani is the beneficial owner of a total of 10,043,701 Shares, representing approximately 8.0% of the outstanding Shares and consisting of (i) 1,314,517 Shares held by Dennis Erani, (ii) 8,382,031 Shares held by the D. Erani Trust and (iii) 347,153 Shares held by the Purchasing Trust. Susan Erani, who is Dennis Erani's spouse, and Mr. Nussdorf are co-trustees of the Purchasing Trust.

Glenn H. Nussdorf is the beneficial owner of a total of 11,912,841 Shares, representing approximately 9.5% of the outstanding Shares and consisting of (i) 2,122,841 Shares held by Mr. Nussdorf, (ii) 918,680 Shares held by the GN Trust and (iii) 8,871,320 Shares held by the GN GRAT.

Starr Wisdom is the beneficial owner of a total of 20,000 Shares, representing approximately 0.0% of the outstanding Shares. Ms. Wisdom holds all such Shares directly.

Organo PFG is the beneficial owner of a total of 8,279,490 Shares, representing approximately 6.6% of the outstanding Shares. Organo PFG holds all such Shares directly. Alan Ades and Albert Erani are the managing members of Organo PFG.

Organo Investors is the beneficial owner of a total of 2,851,984 Shares, representing approximately 2.3% of the outstanding Shares. Organo Investors holds all such Shares directly. Alan Ades and Albert Erani are the managers of Organo Investors.

The A. Ades GRAT is the beneficial owner of a total of 3,075,865 Shares, representing approximately 2.4% of the outstanding Shares. The A. Ades GRAT holds all such Shares directly. Alan Ades is trustee of the A. Ades GRAT.

The A. Erani Trust does not beneficially own any Shares. Starr Wisdom, John Wisdom and Jeffrey Baddish are co-trustees of the A. Erani Trust.

The D. Erani Trust is the beneficial owner of a total of 8,382,031 Shares, representing approximately 6.7% of the outstanding Shares. The D. Erani Trust holds all such Shares directly. Mr. Nussdorf, Susan Erani, who is Dennis Erani's spouse, and David Peretz are co-trustees of the D. Erani Trust.

The GN Trust is the beneficial owner of a total of 918,680 Shares, representing approximately 0.7% of the outstanding Shares. The GN Trust holds all such Shares directly. Michael Katz is the trustee of the GN Trust.

The GN GRAT is the beneficial owner of a total of 8,871,320 Shares, representing approximately 7.1% of the outstanding Shares. The GN GRAT holds all such Shares directly. Mr. Nussdorf is trustee of the GN GRAT.

RED Holdings is the beneficial owner of 6,784,024 Shares, representing approximately 5.4% of the outstanding Shares. RED Holdings holds all such Shares directly. Albert Erani is the sole manager of RED Holdings and the 2021 RED Trust is the sole member of RED Holdings.

Josette Ades is the beneficial owner of a total of 1,710,552 Shares, representing approximately 1.4% of the outstanding Shares. Ms. Ades holds all such Shares directly.

By virtue of the relationships described in this Statement, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by another member of such group for purposes of Section 13(d) of the Act or for any other purpose. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose:
Paragraph (b) of Item 5 of the Original Statement is hereby amended and restated as follows:

Each individual Reporting Person exercises sole voting and dispositive power over the Shares held by him or her directly.

Alan A. Ades exercises sole voting and dispositive power over the Shares held by him directly, the shares held by Josette Ades, his spouse, and the Shares held by the A. Ades GRAT. Alan Ades disclaims beneficial ownership of the Shares held by Josette Ades and the A. Ades GRAT, except to the extent of his pecuniary interest therein.

Alan Ades and Albert Erani, as the managing members of Organo PFG and the managers of Organo Investors, share voting and dispositive power over the Shares held by each entity. Each of Alan Ades and Albert Erani disclaims beneficial ownership of the Shares held by each of Organo PFG and Organo Investors, except to the extent of his pecuniary interest therein.

Albert Erani exercises sole voting and dispositive power over the Shares held by him directly and RED Holdings. Alber Erani exercises shared voting and dispositive power over the Shares held by the A. Erani Trust. Albert Erani disclaims beneficial ownership of the Shares held by the A. Erani Trust, except to the extent of his pecuniary interest therein.

Dennis Erani exercises sole voting and dispositive power over the Shares held by him directly. Susan Erani, Mr. Erani's spouse, exercises shared voting and dispositive power over the Shares held by the D. Erani Trust. Dennis Erani exercises shared voting and dispositive power over the Shares held by the Purchasing Trust. Dennis Erani disclaims beneficial ownership of the Shares held by the D. Erani Trust and the Purchasing Trust, except to the extent of his pecuniary interest therein.

Glenn H. Nussdorf exercises sole voting and dispositive power over the Shares held by him directly and the Shares held by the GN GRAT. Mr. Nussdorf exercises shared voting and dispositive power over the Shares held by the GN Trust. Mr. Nussdorf disclaims beneficial ownership of the Shares held by the GN Trust and the GN GRAT, except to the extent of his pecuniary interest therein.
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Original Statement is hereby amended and restated as follows:

On December 31, 2024, Alan A. Ades transferred 1,710,552 Shares to Josette Ades, his spouse, as a gift for no consideration for estate planning purposes (the "Ades Transfer").

On November 27, 2024, the GN Trust entered into a Stock Repurchase Agreement with the Issuer, pursuant to which the Issuer agreed to purchase 500,000 Shares held by the GN Trust at a price of $4.057 per share (the "GN Trust Repurchase"), which represents the 10-day trailing volume weighted average price per Share as of market close on November 26, 2024.

As reported in Amendment No. 7 to the statement on Schedule 13D filed on November 14, 2024, the Repurchase (as defined in Amendment No. 7) occurred on November 12, 2024.

Except for the Ades Transfer, the GN Trust Repurchase and the Repurchase, none of the members of the Group has effected any transactions in Shares during the past 60 days."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Statement is hereby supplemented as follows:

99.23 Josette Ades Joint Filing Agreement, dated as of January 2, 2025, filed herewith.
99.24 Power of Attorney, relating to Josette Ades, filed herewith.
99.25 Joinder Agreement of Josette Ades, dated as of December 31, 2024, filed herewith.
99.26 Stock Repurchase Agreement, dated November 27, 2024 by and between the Issuer and GN 2016 Family Trust u/a/d August 12, 2016, filed herewith.
..

## Signatures
- Alan A. Ades: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- Albert Erani: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- Glenn H. Nussdorf: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- Dennis Erani: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- Starr Wisdom: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- Organo PFG LLC: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- Organo Investors LLC: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- Alan Ades 2014 GRAT: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- Albert Erani Family Trust dated 12/29/2012: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- Dennis Erani 2012 Issue Trust dated 12/20/12: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- GN 2016 Family Trust u/a/d August 12, 2016: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- GN 2016 Organo 10-Year GRAT u/a/d September 30, 2016: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- RED Holdings, LLC: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)
- Josette Ades: /s/ William R. Kolb, Attorney-in-fact, William R. Kolb, Attorney-in-fact (01/03/2025)